Exhibit 5.1

Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

October 30, 2018

New PennyMac Financial Services, Inc.

3043 Townsgate Road

Westlake Village, CA 91361

Re:                             Securities Registered under Post-Effective Amendment No. 1 to the Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to you, or New PennyMac Financial Services, Inc. (the “Company”), in connection with your filing of this Post-Effective Amendment (defined below).

Pursuant to the transactions contemplated by the Contribution Agreement and Plan of Merger dated August 2, 2018 that are expected to be completed on November 1, 2018 (the “Closing”), the Company is expected to become the new holding company and the publicly-held and public-reporting company (the “Reorganization”) that conducts all of the operations previously conducted by PennyMac Financial Services, Inc. (the “Predecessor”) prior to the Reorganization.  In connection with the Closing of the Reorganization, the Company will become the successor issuer to the Predecessor pursuant to Rule 414 of the Securities Act of 1933, as amended (the “Securities Act”), and the Company is filing this post-effective amendment no. 1 (the “Post-Effective Amendment”) to the Form S-3 (File No. 333-191522) (the “Form S-3”) to adopt the Form S-3 for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended.

Upon the Closing of the Reorganization, the Company expects to issue 37,497,607 shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), to the selling stockholders named in the Post-Effective Amendment (the “Selling Stockholder Shares”) that are registered under, and that will be offered for resale pursuant to, this Post-Effective Amendment.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion set forth below.  We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates and other inquiries of officers of the Company.  For purposes of the opinion set forth below, we have assumed that, before the Shares are issued, the Company does not issue shares of Common Stock or reduce the total number of shares of Common Stock that the Company is authorized to issue under its certificate of incorporation such that the number of unissued shares of Common Stock authorized under the Company’s certificate of incorporation is less than the number of Shares.

The opinion set forth below is limited to the General Corporation Law of the State of Delaware.

Based on the foregoing, upon the Closing of the Reorganization, we are of the opinion that the Selling Stockholder Shares will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the inclusion of this opinion letter as Exhibit 5.1 to the Post-Effective Amendment and to the reference to our firm under the caption “Legal Matters” in the Registration Statement.  In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Sincerely,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP